

February 14, 2011

By U.S. Mail and facsimile 480-452-0286

Alan M. Brown
President and Chief Executive Officer
Tombstone Exploration Corporation
6529 East Friess Dr.
Scottsdale, AZ 85254

> Re: Tombstone Exploration Corporation ("Tombstone")
> File No: 000-29922

Dear Mr. Brown:

In your letter dated February 4, 2011, you requested that the staff waive the requirement to provide the inception to date cumulative financial data on an audited basis in your financial statements in your 2009 Form 20-F. The cumulative data through December 31, 2007 was audited by Moore & Associates. The PCAOB revoked the registration of your prior auditor Moore & Associates on August 27, 2009. It would difficult to locate documentation provided to Moore and never returned to the company in order to have its current auditor reaudit the prior cumulative financial data through December 31, 2007.

Based on the information provided, we will not object to your request. However, Tombstone should continue to provide the cumulative data on an unaudited basis. The top of the columns of the cumulative financial data should be labeled "Unaudited".   The current audit report should not refer to the cumulative financial data.

The staff's conclusion is based solely on the information provided in your letter. Different or additional material facts could result in a different conclusion. If you have any questions concerning this letter, please call me at 202-551-3511.

Sincerely,

Louise M. Dorsey
Associate Chief Accountant